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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Cicero, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    171708100
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                      (CUSIP Number of Class of Securities)

                                John L. Steffens
                         c/o Spring Mountain Capital, LP
                         65 East 55th Street, 33rd Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 16, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 607410101               SCHEDULE 13D                Page 2 of 4 Pages

                                  SCHEDULE 13D

----------------------------------                    --------------------------
CUSIP NO.      171708100                              PAGE 1 OF 4 PAGES
----------------------------------                    --------------------------


-------------- -----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               John L. Steffens
-------------- -----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                     (b) [ ]

-------------- -----------------------------------------------------------------
      3        SEC USE ONLY

-------------- -----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               (See Item 3)
-------------- -----------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

-------------- -----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                  3,310,972*
                     ------------ ----------------------------------------------
 NUMBER OF                8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      0
  OWNED BY           ------------ ----------------------------------------------
   EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       3,310,972*
                     ------------ ----------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  0
-------------- -----------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               3,310,972*
-------------- -----------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

-------------- -----------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

               8.5%
-------------- -----------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               PN
-------------- -----------------------------------------------------------------

CUSIP No. 607410101               SCHEDULE 13D                Page 2 of 4 Pages


This Schedule 13D is being filed by John L. Steffens, (the "Reporting Person"), a United States citizen, with respect to the shares of Common Stock directly owned by him. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. This Schedule 13D relates to the Common Stock, $0.001 par value per share, of Cicero, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

         John L. Steffens has the power to dispose of and the power to vote the Shares of Common Stock beneficially owned by him.

ITEM 1.      SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share, of the Company, acquired by John L. Steffens. The Company's principal executive office is located at 1433 State Highway 34, Building C; Farmingdale, New Jersey 07727.

ITEM 2.      IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of the Reporting Person.

         (b) The address of the principal business office of the Reporting Person is 65 East 55th Street, 33rd Floor New York, New York 10022.

         (c) The Reporting Person, a United States citizen, is primarily engaged in the business of investment management.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         *Mr. Steffens owns 3,275,969 shares of Common Stock, 14.832 preferred convertible shares, which if converted would equal 14,832 shares of Common Stock, and 20,171 warrants, which if exercised would equal 20,171 shares of Common Stock. Pursuant to their terms, the preferred convertible shares are convertible and the warrants are exercisable at the option of the holder into shares of Common Stock.

ITEM 4.      PURPOSE OF TRANSACTION.

         The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. The Reporting Person does not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

         The Reporting Person had previously filed their beneficial ownership on
Schedule 13G, however, because the Reporting Person became a member of the board of directors of the Company, he is filing on Schedule 13D.

CUSIP No. 607410101               SCHEDULE 13D                Page 3 of 4 Pages


ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY.

         (a) The Reporting Person may be deemed to beneficially own, in the aggregate, 3,310,972* Shares, representing approximately 8.5% of the Company's outstanding Common Stock (based upon the 39,990,547 Shares stated to be outstanding by the Company as of May 11, 2007, in the Company's Form 10-Q for the period ending on March 31, 2007, filed with the Securities and Exchange Commission on May 15, 2007.

         (b) The Reporting Person has sole voting power with respect to 3,310,972* Shares.

         (c) Not applicable

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         *Mr. Steffens owns 3,275,969 shares of Common Stock, 14.832 preferred convertible shares, which if converted would equal 14,832 shares of Common Stock, and 20,171 warrants, which if exercised would equal 20,171 shares of Common Stock. Pursuant to their terms, the preferred convertible shares are convertible and the warrants are exercisable at the option of the holder into shares of Common Stock.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  July 13, 2007



                                    /s/ John L. Steffens
                                    ---------------------
                                       John L. Steffens